UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2016

Edward G. Atsinger III
Chief Executive Officer
Salem Media Group, Inc.
4880 Santa Rosa Road
Camarillo, CA 93012

Re: Salem Media Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Response dated October 21, 2016
Form 8-K
Filed August 4, 2016
File No. 000-26497

Dear Mr. Atsinger:

We have reviewed your October 21, 2016 response to our comment letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 11, 2016 letter.

Non-GAAP Financial Measures, page 45

1. We note your response to comment 1. Please begin your reconciliation with "Net income."

Form 8-K filed August 4, 2016

2. Refer to the "Consolidated" heading under "Second Quarter 2016 Results" on page 1. Please add a separate bullet for Net Cash Provided by Operating Activities to precede the bullet for [Adjusted] Free Cash Flow.

3. We note your response to comment 2 and your proposed reconciliation of Adjusted Free Cash Flow. Since you use EBITDA and Adjusted EBITDA as operating performance measures and Adjusted Free Cash Flow as a liquidity measure, please provide separate schedules reconciling them to their respective GAAP measures (Net income and Net cash provided by operating activities, respectively). In this regard, we note that your proposed reconciliation combines all these non-GAAP measures in the same schedule which may be confusing to your investors. Please revise your proposed reconciliation of Adjusted Free Cash Flow:

   - To begin your reconciliation with Net Cash Provided by Continuing Operating Activities; and
   - Define how Adjusted Free Cash Flow is calculated.

   In addition, please revise the fifth paragraph under "(1) Regulation G," to state that Adjusted Free Cash Flow is a non-GAAP liquidity measure instead of "a performance measure."

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess at (202) 551-7951 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications